UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                              (Amendment No. 6)*


                          CELLEGY PHARMACEUTICALS, INC.
--------------------------------------------------------------------------------
                            (Name of Subject Company)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class Of Securities)

                                   15115L 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Linda Crouch-McCreadie, Esq.
                       Baker, Donelson, Bearman & Caldwell
                         207 Mockingbird Lane, Suite 300
                          Johnson City, Tennessee 37602
                                 (423) 928-0181
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Numbers of Person
                Authorized to Receive Notices and Communications)


                               September 19, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of ss.ss.240.13d-1(e), 240.13d- 1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No.  15115L 10 3                                                    Page 2
--------------------------------------------------------------------------------
1.  Names of Reporting Persons.  S.S. or                         John M. Gregory
    I.R.S. Identification Nos. of Above
    Persons
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member               (a)
    of a Group (See Instructions)                       (b) X
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                  PF
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings
    is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                United States of America
--------------------------------------------------------------------------------
Number of Shares          7.  Sole Voting Power          4,884,330
Beneficially              ------------------------------------------------------
Owned by Each             8.  Shared Voting                      0
Reporting Person              Power
with                      ------------------------------------------------------
                          9.  Sole Dispositive           4,884,330
                              Power
                          ------------------------------------------------------
                          10. Shared Dispositive                 0
                              Power
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned                  4,884,330
    by Each Reporting Person
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in
    Row (11) Excludes Certain Shares (See
    Instructions)
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount               24.4%
    in Row (11)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See                        IN
    Instructions)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.  15115L 10 3                                                    Page 3
--------------------------------------------------------------------------------
1.  Names of Reporting Persons.  S.S. or                         Joan P. Gregory
    I.R.S. Identification Nos. of Above
    Persons
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member               (a)
    of a Group (See Instructions)                       (b) X
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                  OO
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings
    is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                United States of America
--------------------------------------------------------------------------------
Number of Shares          7.  Sole Voting Power                 0
Beneficially              ------------------------------------------------------
Owned by Each             8.  Shared Voting                     0
Reporting Person              Power
with                      ------------------------------------------------------
                          9.  Sole Dispositive                  0
                              Power
                          ------------------------------------------------------
                          10. Shared Dispositive                0
                              Power
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned
    by Each Reporting Person                            4,884,330
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in
    Row (11) Excludes Certain Shares (See
    Instructions)
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount              24.4%
    in Row (11)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See                       IN
                  Instructions)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.  15115L 10 3                                                    Page 4
--------------------------------------------------------------------------------
1.  Names of Reporting Persons.  S.S. or                       Susan K. Gregory
    I.R.S. Identification Nos. of Above
    Persons
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member               (a)
    of a Group (See Instructions)                       (b) X
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                  OO
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings
    is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                United States of America
--------------------------------------------------------------------------------
Number of Shares          7.  Sole Voting Power                 0
Beneficially              ------------------------------------------------------
Owned by Each             8.  Shared Voting                     0
Reporting Person              Power
with                      ------------------------------------------------------
                          9.  Sole Dispositive                  0
                              Power
                          ------------------------------------------------------
                          10. Shared Dispositive                0
                              Power
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned
    by Each Reporting Person                            4,884,330
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in
    Row (11) Excludes Certain Shares (See
    Instructions)
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount              24.4%
    in Row (11)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See                       IN
                  Instructions)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.  15115L 10 3                                                    Page 5
--------------------------------------------------------------------------------
1.  Names of Reporting Persons.  S.S. or                        James M. Gregory
    I.R.S. Identification Nos. of Above
    Persons
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member               (a)
    of a Group (See Instructions)                       (b) X
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                  OO
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings
    is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                United States of America
--------------------------------------------------------------------------------
Number of Shares          7.  Sole Voting Power                 0
Beneficially              ------------------------------------------------------
Owned by Each             8.  Shared Voting                     0
Reporting Person              Power
with                      ------------------------------------------------------
                          9.  Sole Dispositive                  0
                              Power
                          ------------------------------------------------------
                          10. Shared Dispositive                0
                              Power
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned
    by Each Reporting Person                            4,884,330
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in
    Row (11) Excludes Certain Shares (See
    Instructions)
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount              24.4%
    in Row (11)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See                       IN
                  Instructions)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.  15115L 10 3                                                    Page 6
--------------------------------------------------------------------------------
1.  Names of Reporting Persons.  S.S. or            SJ Strategic Investments LLC
    I.R.S. Identification Nos. of Above             30-0060195
    Persons
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member               (a)
    of a Group (See Instructions)                       (b) X
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                  OO
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings
    is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                Tennessee
--------------------------------------------------------------------------------
Number of Shares          7.  Sole Voting Power         4,884,330
Beneficially              ------------------------------------------------------
Owned by Each             8.  Shared Voting                     0
Reporting Person              Power
with                      ------------------------------------------------------
                          9.  Sole Dispositive          4,884,330
                              Power
                          ------------------------------------------------------
                          10. Shared Dispositive                0
                              Power
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned
    by Each Reporting Person                            4,884,330
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in
    Row (11) Excludes Certain Shares (See
    Instructions)
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount              24.4%
    in Row (11)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See                       OO
                  Instructions)
--------------------------------------------------------------------------------

     This Amendment No. 6 to the Schedule 13D relating to shares of Common Stock, no par value (the "Common Stock") of Cellegy Pharmaceuticals, Inc. (the "Issuer"), is being filed by John M. Gregory, Joan P. Gregory, Susan K. Gregory, James M. Gregory and SJ Strategic Investments LLC, a Tennessee limited liability company (collectively, the "Reporting Persons"), to amend Items 2,4 and 5 of the
Schedule 13D filed on October 22, 2002.


     Amendment No. 1 to the Schedule 13D relating to shares of Common Stock of the Issuer was filed by John M. and Joan P. Gregory on October 29, 2002 to report an increase in beneficial ownership of greater than 1% of the Common Stock of the Issuer and to otherwise amend Items 3 and 5 of the Schedule 13D.

     Amendment No. 2 to the Schedule 13D relating to shares of Common Stock of the Issuer was filed by John M. and Joan P. Gregory on November 13, 2002 to report an increase in beneficial ownership of greater than 1% of the Common Stock of the Issuer and to otherwise amend Items 3, 5 and 6 of the Schedule 13D.

     Amendment No. 3 to the Schedule 13D relating to shares of Common Stock of the Issuer was filed by John M. and Joan P. Gregory on December 23, 2002 to report an increase in beneficial ownership of greater than 1% of the Common Stock of the Issuer and to otherwise amend Items 3 and 5 of the Schedule 13D.

     Amendment No. 4 to the Schedule 13D relating to shares of Common Stock of the Issuer was filed by John M. and Joan P. Gregory on January 21, 2003 to report an increase in beneficial ownership of greater than 1% of the Common Stock of the Issuer and to otherwise amend Items 3 and 5 of the Schedule 13D.


     Amendment No. 5 to the Schedule 13D relating to shares of Common Stock of the Issuer was filed by the Reporting Persons to report a transfer of shares to SJ Strategic Investments LLC, a family-owned entity controlled by John M. Gregory, and to otherwise amend Items 2,3,4,5 and 6 of the Schedule 13D.


Item 1.  Security and Issuer.
         -------------------

     The title and class of equity securities to which this statement relates is the Common Stock, no par value (the "Common Stock"), of Cellegy Pharmaceuticals, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 349 Oyster Point Boulevard, Suite 200, South San Francisco, California 94080.

Item 2.   Identity and Background.
          -----------------------

     (a) This report is being filed by John M. Gregory and Joan P. Gregory, husband and wife, Susan K. Gregory, James M. Gregory and SJ Strategic Investments LLC (collectively, the "Reporting Persons"). SJ Strategic Investments LLC ("SJSI")is a Tennessee limited liability company which has a principal business of engaging in investment activities. The members of SJSI are John M. Gregory, Joan P. Gregory, Susan K. Gregory and James M. Gregory. Susan K. Gregory and James M. Gregory are the children of John M. Gregory and Joan P. Gregory.

     (b) The address for the Reporting Persons and the principal business office for SJSI is:

          SJ Strategic  Investments LLC
          340 Edgemont Avenue,  Suite 500
          Bristol, TN 37620.

     (c) John M. Gregory is the Managing Member of SJSI. Joan P. Gregory is a homemaker and is not presently employed in any other capacity. Susan
          K. Gregory is the Chief Investment Officer for SJSI. James M. Gregory is a full-time student.

     (d)and(e) None of the  Reporting  Persons has,  during the last five years,
          (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     (f) John M. Gregory, Joan P. Gregory, Susan K. Gregory and James M. Gregory are citizens of the United States of America.

                                    7 of 10

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     All securities acquired by the Reporting Persons were purchased with the personal funds of John M. Gregory and Joan P. Gregory. The aggregate purchase price of the Common Stock was approximately $13,645,900 including $5,500,000 paid to the Issuer for shares of Common Stock purchased by John M. Gregory and Joan P. Gregory pursuant to that certain Common Stock Purchase Agreement by and between the Issuer and John M. Gregory, dated November 6, 2002 (the "Stock Purchase Agreement"). All securities were subsequently tranferred to SJSI, a family-owned entity contolled by Mr. Gregory.

Item 4.   Purpose of Transaction.
          ----------------------


     Each of the Reporting Persons has acquired the shares of Common Stock for investment purposes and may acquire additional shares, or dispose of some or all of the shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments and other factors. The Reporting Persons intend to review on a continuing basis their investment in the Common Stock, the Issuer's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions.

     The Reporting Persons are presently reviewing their investment in the shares of Common Stock and are reviewing the Issuer's business plan, management and the composition of the Issuer's Board of Directors. The Reporting Persons have engaged, and may continue to engage, in conversations with other shareholders and may engage in conversations with management regarding these matters. Although at the present time the Reporting Persons have no specific plans or proposals, they may, alone or in conjunction with others, pursue any and all options available to them, including acquiring or disposing of securities of the Issuer.

     Except as set forth above none of the Reporting Persons has any other plan or proposal which relates to or which would result in:


     (a)  An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Issuer;

     (b)  The sale or transfer of a material amount of assets of the Issuer;

     (c) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of Directors or to fill any existing vacancies on the Board;

     (d) Any material change in the present capitalization or dividend policy of the Issuer;

     (e) Any other material change in the Issuer's business or corporate structure;

     (f) Changes in the Issuer's Articles of Incorporation, Bylaws or other actions which may impede the acquisition or control of the Issuer by any person;

     (g) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

     (h) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (i)  Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of Issuer.
          --------------------------------

(a) The calculations in this Item are based upon 20,012,413 shares of Common Stock issued and outstanding as of August 7, 2003 (based on disclosures made by the Issuer in its Quarterly Report on Form 10-Q filed on August 13, 2003). As of the date hereof, the Reporting
          Persons   beneficially   owned  4,884,330   shares  or  24.4%  of  the
          outstanding shares of Common Stock of the Issuer. The foregoing calculation is made pursuant to Rule 13d-3 promulgated under the Act.


                                     8 of 10

 (b) SJSI has the sole power to vote or direct the vote of 4,884,330 shares and the sole power to dispose or direct the disposition of 4,884,330 shares. Because John M. Gregory controls all of the voting interests of SJSI with respect to the securities, he may be deemed to have the sole power to vote and direct the vote of 4,884,330 shares and the sole power to dispose and direct the disposition of 4,884,330 shares. Neither Joan P. Gregory, Susan K. Gregory nor James M. Gregory presently have the power to dispose, direct the disposition, vote or direct the vote of shares of Common Stock held by SJSI. However, they may be deemed to indirectly beneficially own shares of Common Stock of the Issuer held by SJSI due to their financial interests in SJSI.

(c)       None  of  the  Reporting  Persons  have   made   transactions  in  the
          Issuer's securities during the 60 day period ended as of the date hereof.


(d) The Reporting Persons affirm that no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock beneficially owned by the Reporting Persons.

(e)       Not Applicable.

Item 6.   Contracts, Arrangements,  Understandings or Relationships With Respect
          ----------------------------------------------------------------------
          to Securities of the Issuer.
          ----------------------------


     Other than the Stock Purchase Agreement, the Reporting Persons do not have any contract, arrangement, understandings or relationships with respect to securities of the Issuer.


     Pursuant to the Stock Purchase Agreement, the Issuer has filed an initial shelf registration statement (the "Shelf Registration Statement") with the Securities and Exchange Commission (the "Commission") and has agreed to use its best efforts to have the Shelf Registration Statement declared effective as soon as practicable (but in any event within 90 days after filing). The Issuer has agreed to use its best efforts to keep the Shelf Registration Statement effective for the period set forth in the Stock Purchase Agreement.



Item 7.   Material to be Filed as Exhibits.
          ---------------------------------

          Exhibit   Description
          -------   -----------

            1       Joint Filing Agreement

            2* Common Stock Purchase Agreement by and between Cellegy Pharmaceuticals, Inc. and John M. Gregory, dated November 6, 2002.

----------------------

*Previously filed with the Securities and Exchange Commission as an exhibit to Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on November 13, 2002 and incorporated herein by reference.

                                     9 of 10

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: September 22, 2003


                                          /s/  John M. Gregory
                                          --------------------------------------
                                          John M. Gregory


                                          /s/  Joan P. Gregory
                                          --------------------------------------
                                          Joan P. Gregory


                                          /s/  Susan K. Gregory
                                          --------------------------------------
                                          Susan K. Gregory


                                          /s/  James M. Gregory
                                          --------------------------------------
                                          James M. Gregory


                                          SJ Strategic Investments LLC


                                      By: /s/  John M. Gregory
                                          --------------------------------------
                                          John M. Gregory
                                          Its:  Managing Member














                                     10 of 10

                                  EXHIBIT INDEX

         Exhibit         Description
         -------         -----------

            1       Joint Filing Agreement

            2* Common Stock Purchase Agreement by and between Cellegy Pharmaceuticals, Inc. and John M. Gregory, dated November 6, 2002.

-----------------------
*Previously filed with the Securities and Exchange Commission as an exhibit to Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on November 13, 2002 and incorporated herein by reference.

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

     John M. Gregory, Joan P. Gregory, Susan K. Gregory, James M. Gregory and SJ Strategic Investments LLC, a Tennessee limited liability company (the "Filing Persons"), hereby agree to file jointly a Schedule 13D and any amendments thereto relating to the aggregate ownership by each of the Filing Persons of any voting equity security of a class which is registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, as required by Rule 13d-1 and Rule 13d-2 promulgated under the Securities Exchange Act of 1934. Each of the Filing Persons agrees that the information set forth in such Schedule 13D and any amendments thereto with respect to such Filing Person will be true, complete and correct as of the date of such Schedule 13D or such amendment, to the best of such Filing Person's knowledge and belief, after reasonable inquiry. Each of the Filing Persons makes no representation as to the accuracy or adequacy of the information set forth in the Schedule 13D or any amendments thereto with respect to any other Filing Person. Each of the Filing Persons shall promptly notify the other Filing Persons if any of the information set forth in the Schedule 13D or any amendments thereto shall become inaccurate in any material respect or if said person learns of information that would require an amendment to the
Schedule 13D.


     IN WITNESS WHEREOF, the undersigned have set their hands this 22nd day of September, 2003.




                                            /s/  John M. Gregory
                                            ------------------------------------
                                            John M. Gregory

                                            /s/  Joan P. Gregory
                                            ------------------------------------
                                            Joan P. Gregory


                                            /s/  Susan K. Gregory
                                            ------------------------------------
                                            Susan K. Gregory


                                            /s/  James M. Gregory
                                            ------------------------------------
                                            James M. Gregory


                                            SJ Strategic Investments LLC


                                         By:/s/  John M. Gregory
                                            ------------------------------------
                                            John M. Gregory
                                            Its:  Managing Member